Exhibit 99.1

Nebius Group 2024 Sustainability Report highlights importance of sustainability to long-term value creation in AI infrastructure

•	Leading AI infra builder’s 2024 Sustainability Report shows how sustainability drives competitive advantage, with approximately 20% lower total cost of ownership (TCO) and market-leading efficiency metrics

•	Regular publication of detailed data aligned to comprehensive reporting standards reflects Nebius’s transparent approach to sustainability and commitment to accountability.

Amsterdam, July 10 2025 — Nebius Group N.V. (NASDAQ: NBIS), a leading AI infrastructure company, today published its 2024 Sustainability Report, reinforcing its position as a sector leader in transparency around sustainability issues and underscoring how sustainability delivers wins for Nebius, our customers, and society more broadly.

Prepared referencing European Sustainability Reporting Standards (ESRS), the report shows how Nebius embraces sustainability as a core element of its business strategy. This translates directly into competitive advantages including operational cost leadership through energy efficiency; regulatory readiness for emerging standards; and differentiation in an increasingly sustainability-conscious market.

John Boynton, Chairman of Nebius, said:

"Sustainability is not something we do on the side — it is integral to how we are building our business to be competitive. This is a strategic approach in which every efficiency gain we engineer into our infrastructure translates directly into better performance. When we save 10 GWh of energy through hardware optimization or achieve a PUE of 1.1 at our data centers, we are delivering superior economics that enable long-term value creation while reducing environmental impact."

The 2024 Sustainability Report shows how Nebius’s strong performance across key sustainability metrics translates directly to business advantages. The company achieved approximately 20% lower TCO through infrastructure efficiencies, including resilient hardware design and energy efficiency solutions, while its custom-designed servers saved 10 GWh of energy in 2024 alone compared to off-the-shelf alternatives.

Nebius's flagship data center in Mäntsälä, Finland, showcases the company’s approach to marrying high performance with outstanding efficiency in its infrastructure, including in-house designed hardware optimized for thermal management, water- and refrigerant-free air cooling, and recycling of server heat. The data center’s innovative heat recovery system covers 65% of the local municipality's heating needs, transforming what other providers consider waste into a valuable community resource.

The Company’s commitment to low-carbon operations is reflected in its energy sourcing, with 94% of electricity consumed coming from low-carbon sources. This results in a market-based emissions intensity of just 0.04 tCO₂-eq per 1 MWh of energy used — among the lowest reported in the technology sector. Nebius also recycled nearly 100% of its retired hardware, addressing growing concerns over e-waste as GPU generations evolve rapidly.

You can read more about Nebius’s comprehensive approach to sustainability — including our approach to sustainable computing, social impact through educational initiatives, and how our highly performant infrastructure integrates the highest standards of security and reliability — in our 2024 Sustainability Report, available at https://nebius.com/sustainability.

About Nebius Group N.V.

Nebius (NASDAQ: NBIS) is a technology company building full-stack infrastructure to service the rapid growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America, and Israel.

Nebius’s AI Cloud has been built from the ground up for intensive AI workloads. With proprietary software and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

As well as its core AI infrastructure business, Nebius Group also operates additional businesses under their own distinctive brands:

•	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

•	TripleTen — a leading edtech player in the U.S. and certain other markets, re-skilling people for careers in tech;

It also holds equity stakes in other businesses including ClickHouse (open-source column-oriented DBMS) and Toloka (a data partner for AI development)

To learn more please visit www.nebius.com.